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June 11, 2020 VIA EDGAR AND HAND DELIVERY Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-6010	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Attention:	Julia Griffith
Susan Block
Tracey McKoy
Kevin Vaughn

Re:	Harmony Biosciences Holdings, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted February 14, 2020
CIK No. 0001802665

Ladies and Gentlemen:

On behalf of our client, Harmony Biosciences Holdings, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated March 12, 2020, relating to the Company’s draft registration statement on Form S-1 submitted on February 14, 2020 (the “Registration Statement”).

The Company has confidentially submitted today Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), together with this letter, via EDGAR submission. For the Staff’s reference, we are providing to the Staff by hand delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the draft version submitted on February 14, 2020.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 1.

June 11, 2020

Draft Registration Statement on Form S-1 submitted February 14, 2020

Overview, page 1

1.

Briefly expand the disclosure regarding the six approved medications for the treatment of narcolepsy by including the reasons these medications are prescribed, to balance the negative side effects currently discussed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 108 of Amendment No. 1.

2.

Please expand your discussion of the company’s strategy of expanding the label for WAKIX to include cataplexy and pediatric applications to explain how each of these new goals relate to the current offer. If you will not be able to complete the related trials and address the related development costs with the proceeds of the offer, please disclose that these goals will not be achievable without additional funding.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 4, 5, 74, 111 and 112 of Amendment No. 1.

Overview of the Development Pipeline, page 4

3.

We note the inclusion of four proposed label expansions in the table on page 4. Please expand the table and your disclosure to provide more information about the company’s progress with respect to pre-clinical trials for these label expansions. If you have undertaken IND enabling studies for any of the treatments listed in the table, please describe these studies in the disclosure. Alternatively, please state in the disclosure surrounding the table where you are in the IND process.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5, 111, 112 and 113 of Amendment No. 1.

4.

Please balance the pipeline table disclosure by stating the approximate number of patients worldwide who could benefit from each of the therapies in the table or otherwise clarify your estimate of the potential market size for each therapy.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 4, 5, 111, 112 and 113 of Amendment No. 1. The Company respectfully informs the Staff that, because the Company’s license with Bioprojet is limited to use in the United States, the approximate number of patients included in the Company’s revised disclosure represents patients in the United States who could benefit from each of the referenced therapies.

Risk Factors, page 14

5.

We note that there are references to foreign regulators and foreign markets throughout the Risk Factors and other sections of your prospectus. Please revise to explain what non-US markets, if any, you plan to enter, and what steps you have taken to attain the necessary regulatory and patent approvals.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 36 of Amendment No. 1.

June 11, 2020

6.

We note your disclosure on page 168 that your exclusive forum provision does not apply to actions arising under the Securities Act or the Exchange Act. Please ensure that the exclusive forum provision in the bylaws (as effective on the closing of the offering) states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in light of the recent decision of the Delaware Supreme Court in Salzberg v. Sciabacucchi, No. 346, 2019 (Del. Mar. 18, 2020) overturning a previous decision by the Delaware Court of Chancery that invalidated provisions of a Delaware corporation’s governing documents specifying that the federal district courts of the United States be the exclusive forum for actions arising under the Securities Act, the Company’s exclusive forum provision will now specify that the federal district courts of United States will be the exclusive forum for actions arising under the Securities Act. To that end, the Company has revised its disclosure on page 182 of Amendment No. 1 accordingly.

Additionally, the Company advises the Staff that the exclusive forum provision of the Company’s amended and restated certificate of incorporation that will be in effect as of the closing of the offering, a form of which will be filed as an exhibit to the Registration Statement in a subsequent amendment, will contain the following language:

“Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.”

Use of Proceeds, page 72

7.

We note the use of proceeds to fund the clinical development of additional indications for pitolisant in PWS, DM1 and pediatric narcolepsy. Please revise to specify how far the proceeds of the offering will take the company into the clinical development of these potential additional indications. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof. Refer to Instruction 3 of Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 74 of Amendment No. 1.

June 11, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Cost of Product Sales, page 81

8.	Please revise to address the following:

•	Disclose the amount of estimated historical cost of the inventory build-up prior to your regulatory approval that had been expensed as research and development expenses for each period presented.

•	Disclose the effect zero cost inventory had on your historical results of operations.

•	Disclose the expected effect on future results of operations and the assumptions made in this regard.

•	Disclose what the shelf life of your inventory is and your consideration of whether or not any additional inventory will be determined to be obsolete in future periods.

•	Disclose what you estimate your gross margin percentage will be after the zero cost inventories are sold.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 88 of Amendment No. 1. The Company respectfully informs the Staff that the Company’s zero cost inventories had an immaterial impact on gross margin percentage for the historical periods presented. The Company supplementally informs the Staff that its current financial forecast contemplates its gross margin percentage to be materially in line with the historical periods presented, but because the Company is a new commercial stage company, its gross margins and operating results are subject to numerous risks and uncertainties, as disclosed in the Registration Statement. As such, the Company believes that disclosing an estimate of its projected gross margin percentage could be potentially misleading to investors.

Liquidity and Capital Resources, page 86

9.

You disclose that the Credit Agreement with OrbiMed requires compliance with certain financial covenants, including minimum net revenue thresholds and cash balance requirements, and financial reporting requirements. Please amend your filing to disclose whether you were in compliance with your covenants for each period presented. If not, please discuss any consequences that you may be subject to as a result of default, absent a waiver.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 95 of Amendment No. 1. The company respectfully informs the Staff that the Company’s credit agreement with OrbiMed commenced on January 9, 2020 and that the Company has been in compliance with the financial covenants thereunder since that date.

Stock-Based Compensation, page 93

10.

Please revise to disclose the extent to which any stock-based compensation has been awarded during 2019 and through the date of your filing, and provide the fair valuations of each award in the Common Stock Valuations section that follows on page 94. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

June 11, 2020

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 103 and 104 of Amendment No. 1. The Company respectfully advises the Staff that, upon obtaining an estimated offering price or range, the Company will explain to the Staff how it determined the fair value of the common stock underlying its equity issuances and the reasons for any differences between the recent valuations of its common stock leading up to the initial public offering and the estimated offering price.

Competition, page 122

11.

Expand your discussion of competition to discuss the principal methods of competition, including price. Identify the positive and negative factors affecting Harmony’s competitive position, to the extent they are known. Refer to Regulation S-K, Item 101(b)(2)(x).

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 134 and 135 of Amendment No. 1.

General

12.

Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

Response: The Company respectfully acknowledges the Staff’s request and hereby undertakes to supplementally provide the Staff with copies of all such graphic materials or artwork to be used in the prospectus.

13.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that, beginning the week of June 8, 2020, the Company and individuals authorized on its behalf began presenting written communications to potential investors in reliance on Section 5(d) of the Securities Act, as amended (the “Securities Act”). The Company has provided the Staff under separate cover all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act to date. If any additional written communications are presented to potential investors, either by the Company or by anyone authorized to do so on the Company’s behalf, subsequent to the date of this letter in reliance on Section 5(d) of the Securities Act, the Company hereby undertakes to supplementally provide the Staff with copies of all such written communications.

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June 11, 2020

Any comments or questions regarding the foregoing should be directed to the undersigned at +1.312.876.7680. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Christopher Lueking

Christopher Lueking, Esq.

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

John Jacobs, Harmony Biosciences Holdings, Inc.

Susan Drexler, Harmony Biosciences Holdings, Inc.

Stephanie Wisdo, Harmony Biosciences Holdings, Inc.

Robert Puopolo, Goodwin Proctor LLP

Seo Salimi, Goodwin Proctor LLP